UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated January 03, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                                                            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 02 December 2019 entitled ‘TOTAL VOTING RIGHTS’.

2.             A Stock Exchange Announcement dated 04 December 2019 entitled ‘VODAFONE BUSINESS AND AWS COLLABORATION’.

3.             A Stock Exchange Announcement dated 06 December 2019 entitled ‘HALF-SIZED SIM CARDS TO REDUCE PLASTIC WASTE’.

4.             A Stock Exchange Announcement dated 16 December 2019 entitled ‘DIRECTOR/PDMR SHAREHOLDING’.

5.             A Stock Exchange Announcement dated 19 December 2019 entitled ‘AGREEMENT TO SELL VODAFONE MALTA’.

RNS Number : 1883V

Vodafone Group Plc

02 December 2019

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 November 2019:

Vodafone’s issued share capital consists of 28,815,911,368 ordinary shares of US$0.20 20/21 of which 2,045,067,715 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,770,843,653. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

RNS Number : 5644V

Vodafone Group Plc

04 December 2019

VODAFONE BUSINESS AND AMAZON WEB SERVICES TO BRING EDGE COMPUTING CLOSER TO CUSTOMERS

AWS Wavelength supports ultra-low latency by enabling compute and storage services at the edge of Vodafone’s network

Vodafone Business is collaborating with Amazon Web Services (AWS) to make AWS Wavelength available in Europe. AWS Wavelength provides developers the ability to build applications that serve end users with single-digit millisecond latencies over the 5G network. AWS Wavelength embeds AWS compute and storage services at the edge of telecommunications providers’ 5G networks, enabling developers to serve use cases that require ultra-low latency.

Enabling AWS Wavelength at the edge of Vodafone’s 5G network is designed to provide multi-access edge computing capabilities to developers, Internet of Things (IoT), devices and end users. Responsiveness matters when it comes to artificial intelligence, augmented and virtual reality, video analytics, autonomous vehicles, robotics and drone control. These applications require latencies that are 5-10 times lower to deliver business impact. Vodafone Business and AWS are bringing the AWS cloud closer to the devices that need it by running AWS Wavelength in strategic locations within Vodafone’s 5G network.

“With Europe’s largest 5G network across 58 cities and as a global leader in IoT with over 90 million connections, Vodafone is pleased to be the first telco to introduce AWS Wavelength in Europe,” said Vinod Kumar, CEO of Vodafone Business. “Faster speeds and lower latencies have the potential to revolutionize how our customers do business, and they can rely on Vodafone’s existing capabilities and security layers within our own network.”

With this new collaboration, developers can now easily build innovative applications on the AWS API and run them from the 5G network node closest to their end users. Workers can use augmented reality devices to help them diagnose and repair complex equipment in the field. For gamers, this means super responsive, high definition experiences on their mobile devices, wherever they are. Mobile robots and drones will be able to navigate safely and securely, reacting to their environment in real time.

AWS Wavelength will be available first in the UK and Germany on the Vodafone 5G network, expanding to other Vodafone markets across Europe.

This announcement marks another step in Vodafone Business’ multi-cloud strategy to partner with world-leading technology providers to help customers of all sizes succeed in a digital world.

- ends -

For further information, please contact:

Danielle Restivo, Vodafone Business: group.media@vodafone.com

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 24 countries, partners with mobile networks in 42 more, and fixed broadband operations in 19 markets. As of 30 September 2019, Vodafone Group had approximately 625 million mobile customers, 27 million fixed broadband customers and 22 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

RNS Number : 8837V

Vodafone Group Plc

06 December 2019

VODAFONE LAUNCHES HALF-SIZED SIM CARDS TO REDUCE PLASTIC WASTE

Vodafone commits to reduce all non-essential plastics at retail and in offices by April 2020

New ‘Red Loves Green’ eco-friendly accessories in stores from Christmas 2019

Vodafone is replacing the standard credit card-sized SIM holder with a new half-sized format that reduces by 50% the amount of plastic used to produce SIMs as part of a wider strategy to minimise the company’s use of all non-essential plastics.

Starting from Christmas 2019, Vodafone stores will offer customers a range of eco-friendly accessories under the label ‘Red Loves Green’.  These will include 100% biodegradable or recyclable phone cases made from, for example, reused ocean plastic, plus charging banks and docks made from sustainable materials and plastic-free packaging.  Vodafone plans to expand its range of ‘Red Loves Green’ products at retail during 2020.

The more ethical, reliable and sustainable Fairphone 3 smartphone will also be available in the run up to Christmas in five Vodafone markets — Germany, Italy, UK, Spain, and Ireland — as part of a strategic partnership between the two companies. Fairphone 3 is sold with sustainable and reusable packaging and manufactured from responsibly sourced, conflict-free tin and tungsten, recycled copper and plastics, and gold sourced by Fairtrade.

Vodafone Director of External Affairs, Joakim Reiter said: “Halving our environmental impact means not only tackling material issues such as our carbon footprint and e-waste, but also taking action in other areas where we have an impact, such as the non-essential or disposable plastics we use in our retail stores and offices.

“Building on many of the initiatives launched across Vodafone’s markets, we want a consistent approach everywhere we operate.  This begins with the roll out of half-sized SIMs, tackling unnecessary plastics in our offices and offering our customers eco-friendly accessories.”

These initiatives align with Vodafone’s purpose to improve the lives of 1 billion people while halving its environmental impact by 2025.  This commitment by Vodafone includes halving its carbon footprint and purchasing all electricity from renewable sources by 2025.  Vodafone has also committed to reuse, resell or recycle 100% of its network waste and help customers extend the lives of the devices they already own.

The new half-sized SIM cards will be provided to our customers in several European markets from the beginning of 2020 and will progressively replace the use of full-sized card holders across all Vodafone’s 24 markets.

The initiative alone will reduce Vodafone’s plastic waste by more than 340 tonnes per annum, and will save up to 15 tonnes of the CO2e emitted during production and transportation for every tonne of plastic reduced — a reduction of more than 5,000 tonnes of C02e annually.

Eliminating plastics at retail and in offices

Building on initiatives already in place in several Vodafone markets, Vodafone has also committed to eliminating all unnecessary plastics and other disposable single-use items where there are lower impact alternatives across all Vodafone retail stores and offices in 24 countries by the end of March 2020.

Vodafone’s 7,700 retail stores worldwide will no longer use disposable plastic bags and will also remove or restrict plastic marketing or promotional materials, replacing them with alternatives with a lower environmental impact.

In Vodafone’s offices, commonly used plastic office consumables - including pens and folders — will be substituted where feasible with reusable, recyclable office stationary.  Vodafone will also ensure that disposable, single-use plastic bottles, cutlery, plates and straws used in catering are eliminated, while encouraging the use of reusable bottles, cups or glassware.

Vodafone is also engaging suppliers to reduce, remove or recycle excessive packaging in order to minimise plastic packaging in warehouses.

- ends -

A selection of images showing the new half-sized SIM card can be found on our image library at:  https://www.flickr.com/gp/vodafonegroup/g81n6d

For further information:

Vodafone Group
Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 24 countries, partners with mobile networks in 42 more, and fixed broadband operations in 19 markets. As of 30 September 2019, Vodafone Group had approximately 625 million mobile customers, 27 million fixed broadband customers and 22 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

RNS Number : 0418X

Vodafone Group Plc

16 December 2019

VODAFONE GROUP PLC

(‘the Company’)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Options under the Vodafone Group Sharesave Plan were granted to the below participant on 12 December 2019 by the Company.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nicholas Jeffery
2	Reason for the notification
a)	Position/status	Vodafone UK Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Option to purchase shares granted under the Vodafone Group Sharesave Plan, exercisable five (5) years from the savings contract start date provided that the required monthly savings are made.
c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		GBP 1.278	11,737

d)	Aggregated information: volume, Price	Aggregated volume: 11,737 Ordinary shares Aggregated price: GBP 15,000
e)	Date of the transaction	2019.12.12
f)	Place of the transaction	Outside of trading venue

RNS Number : 4607X

Vodafone Group Plc

19 December 2019

VODAFONE ANNOUNCES AGREEMENT TO SELL VODAFONE MALTA

Vodafone Group Plc (“Vodafone”) announces that it has entered into an agreement to sell 100% of Vodafone Malta (“VFML”) to Monaco Telecom SAM (“Monaco Telecom”).1

Monaco Telecom has agreed to acquire VFML for a cash consideration equivalent to an Enterprise Value of €250 million, implying FY19 multiples of 7.8x EBITDA and 13.1x OpFCF2.

Following completion, VFML will continue to operate under the Vodafone brand for a transitional period.

The transaction is conditional on regulatory approval from the Malta Communications Authority, with completion expected in the first quarter of the 2020 calendar year.

1.  The selling entity is Vodafone Europe B.V., a 100% owned indirect subsidiary of Vodafone Group Plc

2.  Defined as EBITDA minus capex

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 24 countries, partners with mobile networks in 41 more, and fixed broadband operations in 19 markets. As of 30 September 2019, Vodafone Group had approximately 625 million mobile customers, 27 million fixed broadband customers and 22 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

About Vodafone Malta

For the financial year ended 31 March 2019, Vodafone Malta generated €82 million of revenue, €32 million of EBITDA and €19 million of OpFCF.

Advisors to Vodafone

Akira Partners LLP is acting as exclusive financial adviser to Vodafone and Norton Rose Fulbright LLP is acting as legal counsel.

About Monaco Telecom

Monaco Telecom is the incumbent telecoms operator in the Principality of Monaco, offering a comprehensive range of fixed, TV and mobile services. Proforma for its acquisition of MTN Cyprus, the company recorded revenues of €278 million in the year to 31 December 2018. The shareholders of Monaco Telecom are the Principality of Monaco and NJJ Telecoms. NJJ Telecoms has interests in telecoms operators in Europe in Cyprus, Ireland, Monaco and Switzerland.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 3, 2020	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary